EXHIBIT 4.6

INTEGRAL VISION, INC.
10% Secured Working Capital Class 2 Note

Note Number

October 10, 2007 Amendment (to be attached to original notes)

Original Note : dated	Payee: , in the amount of $

     The above referenced note currently shares an undivided interest in the specified orders securing these notes with other Class 2 notes which Integral Vision, Inc. (“Integral’) will issue (or has issued) in the aggregate amount of $2,500,000.00.

     This amendment hereby modifies this term to as follows: The above referenced notes will share an undivided interest in the specified orders securing these notes with other Class 2 notes which Integral will issue (or has issued) in the aggregate amount of $3,122,000.00.

     From this date forward, the specified orders securing the above referenced notes shall be as follows:

      All sums received by Integral in payment for orders received by Integral after October 10, 2007 for flat panel display inspection equipment (excluding funds necessary to pay vendors for parts, materials, or contract services to build said inspection systems ordered [with the total of these excluded amounts limited to no more than 50% of the gross order amount]) and also excluding funds received by Integral for orders to modify or upgrade flat panel inspection equipment previously ordered from Integral and excluding sums received by Integral which Integral is obligated to pay as commissions to agents on said inspection system orders.

     The maturity date for the above referenced note is hereby extended from October 15, 2007 to December 14, 2007.

     This amendment will only be effective if all other currently outstanding Class 2 Note Holders amend their notes to the same terms that are in this amendment (as of October 9, 2007 there are $2,564,000 Class 2 Notes outstanding [principal amount]).

NOTEHOLDER	INTEGRAL VISION, INC.;

By _____________________________
By _____________________________	Name: Mark R. Doede
Title: President

Its _____________________________